UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 19)*

DISH NETWORK CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

25470M 109

(CUSIP Number)

R. Stanton Dodge

Executive Vice President, General Counsel and Secretary

 DISH Network Corporation

 9601 S. Meridian Blvd.

 Englewood, Colorado 80112

 (303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25470M 109

1.	Name of Reporting Person Charles W. Ergen

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 137,366,235 VOTING SHARES (1) 772,000 SIXTY DAY SHARES (2)

	8.	Shared Voting Power 69,985,015 OTHER SHARES (3)

	9.	Sole Dispositive Power 137,366,235 VOTING SHARES (1) 772,000 SIXTY DAY SHARES (2)

	10.	Shared Dispositive Power 69,985,015 OTHER SHARES (3)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 208,123,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 48.4% (4)

14.	Type of Reporting Person IN

(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”) of which Mr. Ergen is the sole beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  The Voting Shares represent:  (i) 2,641,890 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 19,604 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 15,890 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his children; (iv) 27,000 shares of Class A Common Stock held by a charitable foundation for which Mr. Ergen is an officer; and (vi) 134,661,851 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(2) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.  Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3) “Other Shares” represent: (i) 235 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey M. Ergen; (ii) 2,043 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 37,982,737 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Three-Year 2014 DISH GRAT (the “2014 GRAT”); and (iv) 32,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Three-Year 2015 DISH GRAT (the “2015 GRAT”).

(4) Based on 224,902,955 shares of Class A Common Stock outstanding on November 25, 2015 and assuming conversion of the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 44.8%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen owns beneficially equity securities of DISH Network representing approximately 78.5% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Cantey M. Ergen

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 69,985,015 VOTING SHARES (1)

	8.	Shared Voting Power 137,366,235 OTHER SHARES (2)

	9.	Sole Dispositive Power 69,985,015 VOTING SHARES (1)

	10.	Shared Dispositive Power 137,366,235 OTHER SHARES (2)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 207,351,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 48.3% (3)

14.	Type of Reporting Person IN

(1) “Voting Shares” include all shares of Class A Common Stock and Class B Common Stock of DISH Network of which Mrs. Ergen is the sole beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  The Voting Shares represent:  (i) 235 shares of Class A Common Stock owned beneficially directly by Mrs. Ergen; (ii) 2,043 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 37,982,737 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2014 GRAT; and (iv) 32,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2015 GRAT.  There is no arrangement or agreement between any of the trusts identified in clauses (iii) and (iv) above to vote or dispose of any shares of DISH Network.  Mrs. Ergen exercises voting and dispositive power with respect to each such trust independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(2) “Other Shares” represent: (i) 2,641,890 shares of Class A Common Stock owned beneficially directly by Mr. Ergen, Mrs. Ergen’s spouse; (ii) 19,604 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 15,890 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his children; (iv) 27,000 shares of Class A Common Stock held by a charitable foundation for which Mr. Ergen is an officer; and (v) 134,661,851 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(3) Based on 224,902,955 shares of Class A Common Stock outstanding on November 25, 2015 and assuming conversion of the shares of Class B Common Stock held by Mrs. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to own beneficially would be approximately 44.8%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen owns beneficially equity securities of DISH Network representing approximately 78.5% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Three-Year 2014 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,982,737 VOTING SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 37,982,737 VOTING SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 37,982,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 14.4% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the 2014 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 224,902,955 shares of Class A Common Stock outstanding on November 25, 2015 and assuming conversion of the shares of Class B Common Stock held by the 2014 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2014 GRAT may be deemed to own beneficially would be approximately 8.2%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the 2014 GRAT owns beneficially equity securities of DISH Network representing approximately 14.6% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Three-Year 2015 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,000,000 VOTING SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 32,000,000 VOTING SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 32,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 12.5% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the 2015 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 224,902,955 shares of Class A Common Stock outstanding on November 25, 2015 and assuming conversion of the shares of Class B Common Stock held by the 2015 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2015 GRAT may be deemed to own beneficially would be approximately 6.9%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the 2015 GRAT owns beneficially equity securities of DISH Network representing approximately 12.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

Item 2.                                       Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the 2014 GRAT; and (d) the 2015 GRAT, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the 2014 GRAT, and the 2015 GRAT.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman, President and Chief Executive Officer of DISH Network and Chairman of EchoStar Corporation, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) 2014 GRAT

The 2014 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2014 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2014 GRAT, Mrs. Ergen is vested with sole voting and investment power over the 37,982,737 shares of Class B Common Stock held by the 2014 GRAT, except as set forth in Item 6 below.

(D) 2015 GRAT

The 2015 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2015 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2015 GRAT, Mrs. Ergen is vested with sole voting and investment power over the 32,000,000 shares of Class B Common Stock held by the 2015 GRAT, except as set forth in Item 6 below.

Item 3.                                                 Source and Amount of Funds and Other Consideration

Item 3 is hereby amended and supplemented as follows:

The 2015 GRAT acquired beneficial ownership of 32,000,000 shares of Class B Common Stock of DISH Network when Mr. Ergen contributed such shares of Class B Common Stock to the 2015 GRAT on November 30, 2015.  Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes.  Such Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

ITEM 4.                      Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As described in Item 3 above, Mr. Ergen contributed 32,000,000 shares of Class B Common Stock to the 2015 GRAT on November 30, 2015.  Mr. Ergen established the 2015 GRAT for estate planning purposes.  Under the trust agreement establishing the 2015 GRAT, Mr. Ergen’s spouse, Cantey M. Ergen, will serve as trustee of the 2015 GRAT and will hold sole voting and investment power over the 32,000,000 shares of Class B Common Stock held by the 2015 GRAT, except as set forth in Item 6 below.  Mr. Ergen receives an annual annuity amount from the 2015 GRAT under the trust agreement governing the 2015 GRAT.  Members of Mr. and Mrs. Ergen’s family are the beneficiaries of the 2015 GRAT.  The 2015 GRAT is scheduled to expire on November 30, 2018.

During the fourth quarter of each year, Mr. Ergen receives an annuity amount from the Ergen Five-Year 2010 DISH GRAT (the “2010 Five-Year GRAT”) under the trust agreement governing the 2010 Five-Year GRAT, assuming that the 2010 Five-Year GRAT has not expired.  The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution.  In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of the 2010 Five-Year GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by the 2010 Five-Year GRAT.  On November 30, 2015, the 2010 Five-Year GRAT distributed 1,092,089 shares of Class B Common Stock held by the 2010 Five-Year GRAT to Mr. Ergen as an annuity payment, the 2010 Five-Year GRAT distributed the remaining 8,602,416 shares of Class B Common Stock held by the 2010 Five-Year GRAT to a trust, the beneficiaries of which are members of Mr. Ergen’s family, and the 2010 Five-Year GRAT expired in accordance with its terms.

ITEM 5.                      Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of the close of business on November 30, 2015.  See Items 11 and 13 of the cover pages to this Amendment No. 19 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.  The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes: (i) 8,185 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family; and (ii) 33,790,620 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 19 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of DISH Network in the last sixty days other than (i) as described herein, (ii) Mr. Ergen’s exercise of an option to purchase 495,000 shares of Class A Common Stock on November 30, 2015 at an exercise price of $6.32 per share, and (iii) Mr. Ergen’s gift (for no consideration) of one share of Class A Common Stock on November 30, 2015 to a trust established by Mr. Ergen for the benefit of his Family.

(d) Not applicable.

(e) Not applicable.

ITEM 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

The trust agreements for the 2014 GRAT and the 2015 GRAT contain an irrevocable provision that provides that the trustee will not dispose of any shares of DISH Network held by the 2014 GRAT or the 2015 GRAT unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of the 2014 GRAT and the 2015 GRAT will have sole discretion with respect to the disposition of any shares of DISH Network held by the 2014 GRAT and the 2015 GRAT, respectively.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) DISH Network or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of DISH Network are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) DISH Network or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of DISH Network such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the 2014 GRAT or the 2015 GRAT, as applicable.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of DISH Network who:  (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of DISH Network and all warrants, options or other rights to acquire capital stock of DISH Network (but excluding any debt security that is convertible into, or exchangeable for, capital stock of DISH Network).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts dated May 30, 2014 and November 30, 2015; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which

Charles W. Ergen’s shares of DISH Network are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

ITEM 7.                     Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

/s/ Charles W. Ergen
Dated: December 1, 2015	Charles W. Ergen

CANTEY M. ERGEN

/s/ Cantey M. Ergen
Dated: December 1, 2015	Cantey M. Ergen

2014 GRAT

/s/ Cantey M. Ergen
Dated: December 1, 2015	Cantey M. Ergen, Trustee

2015 GRAT

/s/ Cantey M. Ergen
Dated: December 1, 2015	Cantey M. Ergen, Trustee

Attention:  Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

/s/ Charles W. Ergen
Dated: December 1, 2015	Charles W. Ergen

CANTEY M. ERGEN

/s/ Cantey M. Ergen
Dated: December 1, 2015	Cantey M. Ergen

2014 GRAT

/s/ Cantey M. Ergen
Dated: December 1, 2015	Cantey M. Ergen, Trustee

2015 GRAT

/s/ Cantey M. Ergen
Dated: December 1, 2015	Cantey M. Ergen, Trustee